

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 3, 2006

Mr. Gerald Panneton
President and Chief Executive Officer
Continental Minerals Corporation
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808

> **Re:** **Continental Minerals Corporation**
> **Registration Statement on Form F-4**
> **Filed June 30, 2006**
> **File No. 333-135566**

Dear Mr. Panneton:

      We have reviewed your filing and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Gerald Panneton
Continental Minerals Corporation
August 3, 2006
Page 2

Form F - 4 filed June 30, 2006

General

1.　　We note that your website and some press releases refer to or use the terms
　　　"measured," "indicated," and "inferred," "resources." If you continue to make
　　　references on your web site or press releases to reserve measures other than those
　　　recognized by the SEC, accompany such disclosure with the following cautionary
　　　language, including the bolding and indenting:

> **Cautionary Note to U.S. Investors -- The United States Securities and
> Exchange Commission permits U.S. mining companies, in their filings
> with the SEC, to disclose only those mineral deposits that a company
> can economically and legally extract or produce. We use certain
> terms on this website (or press release), such as "measured,"
> "indicated," and "inferred" "resources," that the SEC guidelines
> strictly prohibit U.S. registered companies from including in their
> filings with the SEC. U.S. Investors are urged to consider closely the
> disclosure in our Form　, File No.　, which may be secured from us,
> or from the SEC's website at http://www.sec.gov/edgar.shtml.**

2.　　To minimize the likelihood that we will reissue comments, please make
　　　corresponding changes where applicable throughout your document. For
　　　example, we might comment on one section or example, but our silence on
　　　similar or related disclosure elsewhere does not relieve you of the need to make
　　　appropriate revisions elsewhere as appropriate.

3.　　You utilize a significant amount of technical terminology that is probably
　　　unfamiliar to the average investor. Revise your filing to define technical words
　　　through the context of your discussion as much as possible, eliminate extraneous
　　　detail, and summarize information.   Industry Guide 7 specifically prohibits
　　　technical studies from being attached to registration statements, and the portions
　　　included should be rewritten for the average investor. Provide definitions to the
　　　glossary for words that cannot be adequately defined in the text. Include in a
　　　glossary only those geologic or technical terms not understood by the average
　　　investor that cannot be defined in the text.

Metallurgy, page 68

4.　　The second paragraph in this section refers to a "gold contents range from…." As
　　　a general checklist, when reporting the results of sampling and chemical analyses:
- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Revise the entire filing accordingly.

Resource Estimates, page 69

5.	Disclose the criteria you used to segregate the measured resources from the inferred resources. Provide an explanation for the absence of indicated resources. Disclose the quality level of the economic evaluations completed to date and the criteria used to establish this benchmark. Examples of economic studies would include a "scoping" or "preliminary economic assessment", "preliminary feasibility study" or a "feasibility study".

6.	We note the resource estimates presented in the Fairness Opinion dated May 15, 2006. Provide to our engineering staff, separate from this filing, an explanation for the differences between the resource estimates developed by Continental Minerals and the resource audit as prepared by Wardrop.

7.	You disclose various cutoff grades in conjunction with the resource estimates. As a foreign filer, all mineral resources do have the requirement of reasonable prospects for economic extraction. This requires the use of preliminary economic, mining, metallurgical, environmental, and pricing information to constrain the mineralization. Disclose this basic information with your resource estimates. Disclose only the economic cutoff grade used to delimit the tonnage estimates and remove the lower cutoff grade estimates. Show that this cutoff grade calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. Also, disclose the analysis and relevant factors, such as mine, process, and administrative operating costs and recovery parameters that substantiate the cutoff grades used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove all the estimates from the filing.

Directors and senior management, page 82

8.	We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

- The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity.
- Whether these other entities are engaged in the same line of business in the same geographical areas as the Company;
- The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;
- The transactions you have consummated with these entities, including the material terms thereof; and
- State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail.

9.   Please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

A Fairness Opinion, dated May 15, 2006

Indicated values of the Xietongmen Deposit, page 17

10.   Disclose and clearly indicate that these are financial models, as opposed to geologic models developed by Westhouse Securities and Blackmont Capital.

11.   A discounted cash flow may be used for valuation of exploration projects with established reserves; otherwise, a comparable transaction is more appropriate. Provide to our engineering staff, separate from this filing, the geologic reports which established the proven and probable reserves and the measured, indicated and inferred resource estimates used to develop the financial models as prepared by Westhouse Securities and Blackmont Capital.

12.   Disclose separately the quantities and the quality of the measured, indicated and inferred resources. Tell us if there are additional quantities of other resources (e.g. potential, blue-sky or hypothetical)?

13.   Disclose the competent persons who prepared these reserve/resource estimates.

14.   Provide to our engineering staff, separate from this filing, the economic and valuation studies used to develop the Capital Costs, Operating Costs, and other

economic/operating parameters which established the Net Present Value for this project as prepared by Westhouse Securities and Blackmont Capital.

15. Please disclose whether these are preliminary feasibility studies or feasibility level studies.

16. Disclose the competent persons who prepared the economic evaluations or valuations.

17. Disclose the quantity and quality of inferred resources used to prepare these calculations in the economic and valuation studies. Disclose the amount of other (potential, blue-sky, hypothetical) resources used in this valuation analysis.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct your questions relating to the engineering comments to George Schuler, Mining Engineer. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Schuler
        C. Moncada-Terry

        VIA FACSIMILE
        (604) 893-2386
        Steve Mathiesen
        Lang Michener